Asconi Corporation, INC.

2200 Winter Springs Blvd., Ste. 106, #330

Oviedo, Fl 32765

(407) 679-9463

June 20, 2005

Mr. H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, DC 20549

Via Edgar Transmission

Re:	Asconi Corporation, Inc. (File No. 000-23712)

Ladies and Gentlemen:

Pursuant to and in accordance with Rule 477 of the Securities Act of 1933, as amended, Asconi Corporation, Inc. (the “Company”) hereby requests withdrawal of its registration statement on Form S-3 (Registration Statement No. 333-112588) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 6, 2004. The Registration Statement is being withdrawn because the Company is not eligible to register shares using the short-form registration statement format. No securities were sold in connection with the offering.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Please note that the Commission’s comments regarding the Registration Statement contained in the March 5, 2004 and July 7, 2004 comment letter(s) were addressed in the amended Annual Report on Form 10-KSB/A filed with the Commission on November 2, 2004. The Company also requests that the above-referenced registration file No. 333-112588 be reserved so that the Company could keep the same for future registrations of its securities.

Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (407) 246-4536, with a copy thereof to our counsel, F. Alec Orudjev of Dilworth Paxson LLP at (202) 452-0930. If you have any questions regarding this request for withdrawal, please contact Mr. Orudjev at (202) 466-9154.

Sincerely,

Asconi Corporation

Name:	/s/ Constantin Jitaru
Title:	President and CEO